

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



06020590

January 5, 2006


RECD S.E.C.
JAN 9 2006
1086

Jennifer C. Lewis
Jones Day
North Point
901 Lakeside Avenue
Cleveland, OH 44114-1190

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/5/2006

Re: Cooper Tire & Rubber Company

Dear Ms. Lewis:

This is in regard to your letter dated January 6, 2006 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System for inclusion in Cooper Tire's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Cooper Tire therefore withdraws its December 21, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street, Room 736
New York, NY 10007-2341

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

Direct Number: 216.586.1072
jclewis@jonesday.com

JP540301
236910-050028

December 21, 2005

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Rule 14a-8(j) — Exclusion of Shareholder Proposal

Dear Ladies and Gentlemen:

On behalf of Cooper Tire & Rubber Company (the "*Company*"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "*Exchange Act*"), we hereby request confirmation that the staff of the Division of Corporate Finance will not recommend any enforcement action to the United States Securities and Exchange Commission (the "*Commission*") if, in reliance on certain provisions of Rule 14a-8, the Company excludes a shareholder proposal and supporting statement, a copy of which is attached hereto as Annex A (the "*Proposal*"), submitted by the Office of the Comptroller of The City of New York (the "*Proponent*") from its proxy materials relating to the Company's 2006 Annual Meeting of Shareholders (the "*2006 Annual Meeting*"). The Proposal requests that the Company's Board of Directors amend the Company's written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement that policy.

In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. We have also included a copy of correspondence sent by the Company to the Proponent on December 7, 2005. As of the date of this letter, the Company has not received a response to its December 7th letter. The Company intends to file definitive proxy materials with the Commission 80 or more days after the date of this letter. In accordance with Rule 14a-8(j), by copy of this letter and its attachments, the Company is informing the Proponent of the Company's intention to exclude the Proposal from the proxy materials relating to the 2006 Annual Meeting (the "*2006 Proxy Materials*").

ATLANTA • BEIJING • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • FRANKFURT • HONG KONG • HOUSTON
IRVINE • LONDON • LOS ANGELES • MADRID • MENLO PARK • MILAN • MOSCOW • MUNICH • NEW DELHI • NEW YORK • PARIS
PITTSBURGH • SAN DIEGO • SAN FRANCISCO • SHANGHAI • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

As discussed below, the Company believes that the Proposal may be excluded from the 2006 Proxy Materials pursuant to Rule 14a-8(f)(1) and Rule 14a-8(j) because the Proponent failed to submit the Proposal to the Company's principal executive offices by the Company's properly determined deadline.

The Company's Reason for Exclusion of the Proposal

The Proposal was not submitted in a timely manner, and thus may be excluded from the 2006 Proxy Materials pursuant to Rule 14a-8(e), Rule 14a-8(f)(1) and Rule 14a-8(j).

Rule 14a-8(e) states that in order for a shareholder proposal for a regularly scheduled annual meeting to be timely submitted, the proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company's 2005 Notice of Annual Meeting and Proxy Statement was first released to Shareholders on March 24, 2005, and states as follows: "Any stockholder who intends to present a proposal at the Annual Meeting in 2006 and who wishes to have the proposal included in the Company's proxy statement and form of proxy for that meeting must deliver the proposal to the Secretary of the Company, at the Company's principal executive offices, so that it is received not later than November 24, 2005."

As evidenced by the copy of the Proponent's mailing label and the Company's date stamp on the cover letter to the Proposal that are enclosed as part of Annex A, the Proposal was mailed on Tuesday, November 22, 2005, and received by the Company on Monday, November 28, 2005, several days after the deadline. The staff has, on numerous occasions, granted no-action relief for the omission of shareholder proposals on the basis of untimeliness. *See* Staff Legal Bulletin No. 14, Section C.3.b.; American Stores Company, February 8, 1994 (proposal received two days late when executive offices reopened after the New Year's holiday weekend); Westinghouse Electric Corporation, December 28, 1995 (proposal received at principal executive offices one day late due to the Veterans' Day holiday weekend); and AT&T Corp., January 6, 1999 (proposal received several days late when principal executive offices reopened after the Thanksgiving holiday).

Rule 14a-8(f)(1) indicates that untimeliness is a deficiency that cannot be cured by the proponent: "A company need not provide you [with a notice of procedural or eligibility deficiency] if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline."

Therefore, the Company believes that the Proposal may be omitted from the 2006 Proxy Materials under Rule 14a-8(e), Rule 14a-8(f)(1) and Rule 14a-8(j) because it was not received by the Company in a timely manner.

Conclusion

On the basis of the foregoing, the Company respectfully requests that the staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the 2006 Proxy Materials. Should the staff decide not to provide such confirmation, the Company respectfully requests that the undersigned be notified and given an opportunity to discuss the decision with the staff.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at (216) 586-1072.

Respectfully submitted,



Jennifer C. Lewis

cc: James E. Kline, Esq., Cooper Tire & Rubber Company

Mr. Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street Room 736
New York, N.Y. 10007-2341


COOPERTIRES

COOPER TIRE & RUBBER COMPANY
701 Lima Avenue • Findlay, OH 45840-2315

JAMES E. KLINE
VICE PRESIDENT
GENERAL COUNSEL & SECRETARY

Phone: 419.427.4757
Fax: 419.831.6876
EMail: jekline@coopertire.com

December 7, 2005

Mr. Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street, Room 736
New York, N.Y. 10007-2341

Dear Mr. Sylvester:

Pursuant to our telephone conversation of today, I am enclosing a photocopy of the mailing label from your USPS Express Mail package to Cooper Tire & Rubber Company.

You will note the package was apparently posted on November 22, 2005. The first delivery attempt as indicated was on November 25, 2005 and, in fact, the package was not delivered to Cooper Tire & Rubber Company until November 28, 2005.

Accordingly, the proposal fails to meet the mandatory submission deadline of November 24, 2005, which is indicated in our 2005 Proxy Statement. I am enclosing a copy of the 2005 Proxy Statement and I direct your attention to page 34 and the section *Stockholder Proposals for the Annual Meeting in 2006.*

> Any stockholder who intends to present a proposal at the Annual Meeting in 2006 and who wishes to have the proposal included in the Company's proxy statement and form of proxy for that meeting must deliver the proposal to the Secretary of the Company, a the Company's principal executive offices, so that it is received not later than November 24, 2005. (Underscoring added.)

Accordingly, I request that you withdraw the shareholder proposal presented by the Office of the Comptroller of New York City dated November 14, 2005.

I would appreciate receiving your withdrawal letter promptly so as to avoid the necessity of requesting a "no-action" letter from the Securities and Exchange Commission.

I am, pursuant to our conversation, enclosing a copy of Cooper Tire & Rubber Company's Policy numbered HR001 dated 12/1/02. In particular, I call your attention to the Section entitled **Equal Employment**.

Very truly yours,

James E. Kline

JEK/rlg

Enclosures:
1. Mailing label from your USPS Express Mail
2. 2005 Proxy Statement
3. Policy #HR002 dated 12/1/02

#51358v1<legalima> -sylvester-new york city-ltr

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FROM: (PLEASE PRINT) PHONE ( )

NYC Comptroller's Office
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New York, NY 10007
Attn: M. Asare

TO: (PLEASE PRINT) PHONE ( )

Mr. James E. Kline
Secretary
Cooper Tire & Rubber Co.
701 Lima Ave
Findlay, OH 45840

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RECEIVED
NOV 25 2005
LIMA OH
45801



Cooper Tire & Rubber Company

POLICY

(Revised 7/30/04)

Number: HR001 Title: Employment Policy Date:12/1/02
Superseded: Various Title: Various Date: Various
Applicability: All Salaried/Salaried Support Cooper People
Responsibility: Corporate Human Resources

Purpose: This policy outlines the various issues regarding the employment of Cooper people.

Following are the various employment issues affecting salaried and salaried/support Cooper people:

Equal Employment Selection for employment will be based upon the candidate's abilities to perform the essential functions of the position, without regard to race, color, age, sex, national origin, handicap, gender identity/expression or veteran status. In addition to employment, this policy will apply to all other aspects of employment such as recruitment and recruitment advertising, compensation, promotion, demotion, transfer, termination, leave of absence, apprenticeship and training. Cooper will develop and administer affirmative action plans detailing actions to be taken in those areas or functions in which protected groups are statistically underrepresented.

At-Will Employment Cooper people are employed at will, meaning that either the person or the Company can end the employment relationship at any time. Cooper people are employed without employment contract, either expressed or implied, and the only exceptions to this policy will be administered through the Corporate Legal Department.

Employment of Relatives Relatives of Cooper people and similar referrals will be considered with the same selection standards as any other candidates. Relatives will not be employed in positions reporting to one another or in positions in which there is risk of a conflict of interest or similar problem.

Selection Process The selection process for employment will include, as a minimum, the identification and determination of educational level and record, licenses/certifications, training, past work and performance levels, relevant legal/court/driving records and suitability for the job in question. This information will be verified via interviewing, first and third party background checking and, following a written offer, a physical examination **(optional for office jobs)**,drug screen and verification of citizenship/legal immigration (I-9) status.

Pre-Placement Verification and Due Diligence To ensure that Cooper's hiring and internal transfer decisions are made with the best possible information and to avoid the delegation of substantial discretionary authority to persons with the propensity to violate the law or Cooper's compliance programs, due diligence will be applied in such decisions. We will use the selection process outlined above as a pre-placement verification for all external hires as well as internal transfers at or to the senior management and executive levels.

Employee and Non-Compete Agreements In order to safeguard the intellectual property of the company, each new hire will be required to sign an employee's agreement. If a Cooper Person's position warrants, he/she may also be required to sign a non-compete agreement as prepared by the Corporate Legal Department.

Enrollment and Orientation Every new Cooper person will be enrolled at or immediately after the time of hire, and the enrollment will include the review and signing of all employment-related papers required by law or policy. Further, the enrollment will cover Cooper's Philosophy & Beliefs, compliance programs and other information needed by Cooper people. New Employee Orientation will also be provided periodically to new and recently-hired Cooper people and will cover company history, organization, product mix, policies and other pertinent information.

Job Posting All actual job openings will be posted electronically on the Cooper Cobra Intranet System, through which interested Cooper people may apply. Occasional exceptions may apply in those instances in which a successor to the position has already been identified and groomed for the open position. This process may be supplemented with hard copy postings, as determined by the local Human Resource Manager.

Moving and Relocation benefits are provided to new and current Cooper people whose new positions require them to relocate to a new location.

Basic Benefits include three-day house hunting visit, movement of transferee's household goods, family travel expenses at the time of the move, temporary living expenses up to 45 days pending the availability of the person's new housing and miscellaneous expense of four weeks' pay (at new rate) for a homeowner buying another home, three weeks' pay for a transferee changing from owner to renter or renter to owner, and two weeks' pay for a renter continuing to rent at the new location.

Extended Benefits are available to transferring current employees and, with corporate or group officer approval, to new employees whose hiring requires special incentives. These include the services of a third party relocation company to handle the disposition of the person's home, lease cancellation expense up to two months' rent, buying costs for the new home to include legally and customarily required fees and mortgage interest differential allowance (MIDA) for three years, if applicable.

Overseas Employment A Cooper person to be offered an expatriate or inpatriate overseas assignment will be provided with an offer letter outlining the items Cooper will provide:

Compensation based upon home country job grade, incentive and benefits programs, tax assistance, including equalization and payment of assignment-related special taxes, housing rent, utilities and durable furnishings, education for dependent elementary and secondary school children, assignment-related papers such as visas, work permits, etc. for person and family, leased automobile, including forced-loss sale of up to two cars before departure, annual family vacation travel home, relocation assistance, and special needs or emergencies, as needed

Temporary Assignments Cooper people on temporary assignment away from their home locations (longer than business trips or similar business travel) will be provided with temporary housing and reimbursement of related expenses such as travel and home maintenance.

Continuous Credited Service of a Cooper person is a measure of his/her length of employment with the company, and is normally calculated from the most recent date the employee began full-time work as a salaried employee. CCS is used to determine eligibility for participation in certain benefit plans and specific CCS requirements are explained in the respective plan documents. Conditions affecting CCS can include movement between salaried and bargaining unit employment, multiple periods of employment, layoffs or "leased employee" status; questions on CCS and related calculations should be addressed to the local Human Resource department.

Personnel Files Cooper people's personnel files will be maintained in the local Human Resource office and will contain only those documents that are required by law or policy, or that have a direct bearing on the person's employment, compensation, career development, etc. Cooper people have the right to review their personnel files, without removing the file or any of the file contents from the Human Resource department.

Dress Cooper people are not requested to adhere to a strict dress code. Rather, Cooper people are expected to dress appropriately in accordance with such factors as work environment and condi-conditions, the general appearance expected of persons in a specific job or department, internal and external contacts on the job and good grooming. Supervisors will advise individual employees if and when changes in dress or grooming are appropriate.

Termination of Employment When a Cooper person terminates employment for any reason, the appropriate Human Resource department will be notified and will communicate with the necessary functions to ensure that the person is properly removed from payroll, property is returned to the person or company as appropriate, employee accounts are settled, the person is advised of his/her immediate and deferred benefits, and all monies due to the person are properly paid. Additionally, an exit interview will be conducted by Human Resources if warranted.

For more specific information and procedural detail regarding the administration of this policy, contact your Human Resource Department.

Approvals/dates____________________ / ____________________

James H. Geers Vice President Global Human Resources	Thomas A. Dattilo For the Executive Committee

units granted to Mr. Dattilo in connection with his employment with the Company in 1999, together with dividend equivalents accrued on such units.

(6) Includes 4,203 restricted stock units representing Mr. Weaver's 2004 LTIP payout. The number of restricted stock units was determined based on the fair market value of the Company's Common Stock on February 15, 2005, the date of the payout.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC and the New York Stock Exchange initial reports of ownership and reports of changes in beneficial ownership of Common Stock of the Company. Based solely upon a review of such reports and the representation of such Directors and executive officers, the Company believes that all reports due during or for the year 2004 were timely filed, except that Mr. Pond filed one late report on Form 4 regarding the accrual of phantom stock units under the Company's 1998 Non-Employees Director Compensation Plan.

STOCKHOLDER PROPOSALS FOR THE ANNUAL MEETING IN 2006

Any stockholder who intends to present a proposal at the Annual Meeting in 2006 and who wishes to have the proposal included in the Company's proxy statement and form of proxy for that meeting must deliver the proposal to the Secretary of the Company, at the Company's principal executive offices, so that it is received not later than November 24, 2005. In addition, if a stockholder intends to present a proposal at the Company's 2006 Annual Meeting without the inclusion of that proposal in the Company's proxy materials and written notice of the proposal is not received by the Company on or before February 7, 2006, proxies solicited by the Board for the 2006 Annual Meeting will confer discretionary authority to vote on the proposal if presented at the meeting.

HOUSEHOLDING

The SEC permits a single set of annual reports and proxy statements to be sent to any household at which two or more stockholders reside if they appear to be members of the same family. Each stockholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information stockholders receive and reduces mailing and printing costs. A number of brokerage firms have instituted householding. Only one copy of this proxy statement and the attached annual report will be sent to certain beneficial stockholders who share a single address, unless any stockholder residing at that address gave contrary instructions.

If (a) any beneficiary stockholder residing at such an address desires at this time to receive a separate copy of this proxy statement and the accompanying annual report, (b) if any stockholder wishes to receive a separate proxy statement and annual report in the future, or (c) if any stockholders sharing a single address and receiving multiple copies of this proxy statement and the accompanying annual report desire to only receive a single copy, the stockholder or stockholders should provide those instructions to the Company by contacting Cooper Tire & Rubber Company, Attention: Director of Investor Relations, 701 Lima Avenue, Findlay, Ohio 45840 or calling the Director of Investor Relations at (419) 423-1321. The Company will deliver promptly upon receipt of those instructions either a separate copy or multiple copies, as requested, of this proxy statement and the accompanying annual report to the requesting stockholder.

Annex A



Kenneth B. Sylvester
ASSISTANT COMPTROLLER
FOR PENSION POLICY

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET ROOM 736
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@comptroller.nyc.gov


RECEIVED
NOV 28 2005
LEGAL DEPARTMENT

November 14, 2005

Mr. James E. Kline
Vice President, Secretary and
General Counsel
Cooper Tire & Rubber Company
701 Lima Avenue
Findlay, OH 45840

Dear Mr. Kline:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

Presently, Cooper Tire & Rubber Company does not have a policy that explicitly prohibits discrimination based on sexual orientation. Our proposal asks the company to include a prohibition against discrimination based on sexual orientation in its employee policy statement. Over two thirds of the Fortune 500 companies have already decided to make this important commitment.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Bank of New York certifying the funds' ownership, continually for over a year, of shares of Cooper Tire & Rubber Company common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2013 if you have any further questions on this matter.

Very truly yours,



Kenneth B. Sylvester

Enclosures
CooperTire&Rubber sexorien 05-06

SEXUAL ORIENTATION NON-DISCRIMINATION POLICY

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

WHEREAS: Cooper Tire & Rubber Company. does not explicitly prohibit discrimination based on sexual orientation;

Over 80% of companies in the Fortune 500 explicitly prohibit discrimination based on sexual orientation;

The hundreds of corporations with non-discrimination policies relating to sexual orientation have a competitive advantage to recruit and retain employees from the widest talent pool;

Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity;

The company has an interest in preventing discrimination and resolving complaints internally so as to avoid costly litigation and damage its reputation as an equal opportunity employer;

Atlanta, Seattle and Los Angeles, and San Francisco have adopted legislation restricting business with companies that do not guaranteed equal treatment for lesbian and gay employees and similar legislation is pending in other jurisdictions;

Fourteen states, the District of Columbia, and more than 200 cities and counties have laws prohibiting employment discrimination based on sexual orientation;

The company has operations in and makes sales to institutions in states and cities which prohibit discrimination on the basis of sexual orientation;

A recent National Gay and Lesbian Task Force study has found that 16% -44% gay men and lesbians in twenty cities nationwide experienced workplace harassment or discrimination based on their sexual orientation;

National public opinion polls consistently find more than three-quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals;

RESOLVED: The Shareholders request the Board of Directors to amend **Cooper Tire & Rubber Company's** written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantial implement that policy.

STATEMENT: By implementing a written policy prohibiting discrimination based on sexual orientation, the Company will ensure a respectful and supportive atmosphere for all employees and enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK
of NEW YORK

November 14, 2005

To Whom It May Concern

Re: COOPER TIRE & RUBBER COMPANY COM- CUSIP#: 216831107

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Board of Education Retirement System.

the New York City Board of Education Retirement System 3,100 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286



The **BANK** *of* **NEW YORK**

November 14, 2005

To Whom It May Concern

Re: COOPER TIRE & RUBBER COMPANY COM-CUSIP#: 216831107

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 85,461 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK
of NEW YORK

November 14, 2005

To Whom It May Concern

Re: COOPER TIRE & RUBBER COMPANY COM- CUSIP#: 216831107

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Teachers' Retirement System.

the New York City Teachers' Retirement System	70,800 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK
of NEW YORK

November 14, 2005

To Whom It May Concern

Re: COOPER TIRE & RUBBER COMPANY COM CUSIP#: 216831107

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Fire Department Pension Fund.

the New York City Fire Department Pension Fund 8,902 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286



The BANK of NEW YORK

November 14, 2005

To Whom It May Concern

Re: COOPER TIRE & RUBBER COMPANY COM- CUSIP#: 216831107

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Police Pension Fund.

the New York City Police Pension Fund 31,150 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero
Vice President

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Mr. James E. Kline
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Cooper Tire & Rubber Co.
701 Lima Ave
Findlay, OH 45840

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RECEIVED
NOV 25 2005
LIMA OH
45801

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

Direct Number: 216.586.1072
jclewis@jonesday.com

JP540301
236910-050028

January 3, 2006


SEC MAIL PROCESSING
RECEIVED
JAN 04 2006
WASH, D.C.
209
SECTION

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Withdrawal of Request for No-Action Letter

Dear Ladies and Gentlemen:

On behalf of Cooper Tire & Rubber Company (the "*Company*"), please be advised that the Office of the Comptroller of The City of New York (the "*Proponent*") has withdrawn the shareholder proposal (the "*Proposal*") that it submitted for inclusion in the proxy materials relating to the Company's 2006 Annual Meeting of Shareholders. Accordingly, the Company hereby withdraws its request for no-action relief relating to the Proposal.

A copy of the Proponent's letter withdrawing the proposal is enclosed. If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at (216) 586-1072.

Respectfully submitted,

Jennifer C. Lewis

cc: James E. Kline, Esq., Cooper Tire & Rubber Company

Mr. Kenneth B. Sylvester
Mr. Patrick Doherty
The City of New York
Office of the Comptroller

CLI-1366461v1

FAX

FROM THE

New York City
Office of the Comptroller

Bureau of Asset Management

Date 12/29/05

Total # of pages including cover page: 2

To: Jennifer Lewis

Fax #: 216-579-0212

Phone #: 216 586-1072

From: Patrick Doherty

Phone #: 212-669-2657

Fax #:

SPECIAL INSTRUCTIONS



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 15, 2005

Mr.James E. Kline
Vice President, Secretary, and General Counsel
Cooper Tire and Rubber
701 Lima Avenue
Findlay, OH 45840-2315

Dear Mr. Kline:

On the basis of the information contained in your recent letter, on behalf of the New York City Employees Retirement System, the New York City Teachers Retirement System, the New York City Police Pension Fund , the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System, I hereby withdraw the resolution on sexual orientation non-discrimination that our office submitted to your corporation on behalf of those funds .

Sincerely,

Patrick Doherty
Bureau of Asset Management

PD:ma